SECURI 05035457 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 0 8 2005 SECTION 202

SEC FILE NUMBER
8-49059

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMBRIDGE INTERNATIONAL PARTNERS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE

(No. and Street)

NEW YORK, NY 10017

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS KLASSEN - (212) 826-8290

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LESSER, LEFF & COMPANY LLP

(Name – *if individual, state last, first, middle name*)

733 THIRD AVENUE, NEW YORK, NY 10017 RM.1010

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, M. BARRY LEFF, C.P.A., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMBRIDGE INTERNATIONAL PARTNERS, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD ZUCKERMAN
Notary Public, State of New York
No. 01ZU4793881
Qualified in Westchester County
Commission Expires Aug. 31, 2025

Notary Public

Signature

PARTNER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMBRIDGE INTERNATIONAL PARTNERS INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

LESSER, LEFF & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS

CAMBRIDGE INTERNATIONAL PARTNERS INC.

INDEX

Lesser, Leff & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

733 THIRD AVENUE
NEW YORK, N. Y. 10017
(212) 682-2180
FAX (212) 370-7827

LONG ISLAND OFFICES
RIVERHEAD, N. Y. – WOODBURY, N. Y.
WESTCHESTER OFFICE
TARRYTOWN, N. Y.

Cambridge International Partners Inc.
780 Third Avenue
New York, NY 10017

Gentlemen:

We have audited the accompanying balance sheets of Cambridge International Partners Inc. as of December 31, 2004 and 2003 and the related statements of operations, retained earnings and cash flows for the years then ended. The financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge International Partners Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Lesser Leff & Company LLP

January 11, 2005
New York, New York

CAMBRIDGE INTERNATIONAL PARTNERS INC.

BALANCE SHEET

DECEMBER 31, 2004 AND 2003

ASSETS

EXHIBIT "A"

	2004	2003
CURRENT ASSETS		
Cash and Cash Equivalents	$ 424,136	$ 356,362
Accounts Receivable	26,443	89,277
Total Current Assets	450,579	445,639
FIXED ASSETS - Net of Accumulated Depreciation and Amortization - Note 2	88,012	84,205
OTHER ASSETS		
Security Deposits	7,140	7,140
TOTAL ASSETS	$ 545,731	$ 536,984

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Accrued Expense	131,494	137,616
TOTAL CURRENT LIABILITIES	131,494	137,616
STOCKHOLDERS' EQUITY		
Capital Stock	20	20
Paid in Capital	126,958	126,958
Treasury Stock	(24,319)	(24,319)
Retained Earnings	311,578	296,709
Total Stockholders' Equity	414,237	399,368
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 545,731	$ 536,984

The accompanying notes are an integral part of this financial statement.

CAMBRIDGE INTERNATIONAL PARTNERS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Corporation was incorporated in Delaware on December 10, 1988. It is in the business of providing financial services. The Corporation is a registered broker/dealer and a member of NASD.

Accounting Method

The Company's financial statements are prepared using the accrual basis under generally accepted accounting principles. The Corporation tax returns are filed using the cash basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant and Equipment

All property, plant and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in the results of operations.

Repairs and maintenance charges which do not increase the useful lives of the assets are charged to operations as incurred.

Deprecation expense for the year ended December 31, 2004 amounted to $12,037.

Income Taxes

The Company with the consent of its stockholders has elected under the Internal Revenue Code and New York State Law to be taxed as a Subchapter S Corporation. In lieu of Corporation income taxes the stockholders of a Subchapter S Corporation are taxed on their proportionate share of the Company income. Therefore no provision or liability for federal or state franchise taxes has been included in the financial statements. The only provisions for taxes is for New York City General Corporate Taxes and a New York State Franchise Fee.

CAMBRIDGE INTERNATIONAL PARTNERS INC.

NOTES FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 2 - PROPERTY AND DEPRECIATION

Fixed Assets

A) Certain fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight line method.

These fixed assets consists of the following:

	2004	2003
Computer, Machinery, Equipment and Improvements	$ 246,209	$ 230,364
Accumulated Depreciation	168,657	156,619
	$ 77,552	$ 73,745

B) The remaining fixed assets are original paintings which are not depreciable. Those fixed assets consist of the following:

	2004	2003
Art Pieces	10,460	10,460
Total Fixed Assets – Net	$ 88,012	$ 84,205

NOTE 3 – PROFIT SHARING PLAN

The Company began a Profit-Sharing Plan on January 1, 2003 covering substantially all of its employees. Employees qualify based on age and years of service.

NOTE 4 -LEASES

The Company is liable on a lease for the rental of its premises at 780 Third Avenue, New York, New York. The lease expires February 28, 2010. The minimum annual lease rental amount is as follows.

Real Estate	
2005	192,157
2006	193,858
2007	193,858
2008	193,858
2009	193,858
2010	32,310

CAMBRIDGE INTERNATIONAL PARTNERS INC.

PRO-FORMA COMPUTATION OF NET CAPITAL

Rule 15c3-21 of the Securities Exchange Act of 1934

(Per Statement of Financial Condition)

AS OF DECEMBER 31, 2004

			2004	2003
Total Shareholders' Equity			$ 414,237	$ 399,368
Less: Non-allowable Assets & Haircuts,				
Net Fixed Assets			(88,012)	(84,205)
Accounts Receivable – Clients			(26,443)	(89,277)
Security Deposit – 780 Third Avenue			(7,140)	(7,140)
Haircut – MM Funds	$245,474	2.0%	(4,909)	(5,642)
Haircut – T-Bills	$ 0	0%	--	--
Net Regulatory Capital			287,733	213,104
Current Liabilities			131,494	137,616
Long Term Debt			--	--
Aggregate Indebtedness			131,494	137,616
Minimum Net Capital required Greater of:				
Regulatory Minimum for "Other" Broker Dealers			5,000	5,000
Aggregate Indebtedness X		6.67%	8,771	9,179
Excess of Net Capital over Minimum required			$ 278,962	$ 203,925
Ratio of Aggregate Indebtedness to Net Capital			.46	.65

Independent Auditor's Statement With Respect to Computation of Net Capital Under Rule 15c3-1

As required by rule 17a(d) (4) of the SEC Rules and Regulation T, we hereby confirm that no material difference exists between the Computation of Net Capital under Rule 15c3-1 included in the audit report for the period ended December 31, 2004, and the Company's Net Capital reported in its Focus Report Part IIA for the period ended December 31, 2004.

Signed: M Barry Leff CPA

Dated: January 18, 2005

LESSER, LEFF & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS

<u>**Independent Auditor's Report on Internal Controls Required by SEC Rule 17a-5**</u>

Since the activities of Cambridge International Partners Inc. are limited to the provisions of merger and acquisition advisory services only and since the company claims exemption form the provisions of Sec Rule 15c3-3 the Company's internal controls and their adequacy in relation to SEC Rule 17a5(q) have been reviewed only in the context of the limited scope of the firm's securities- related activities as described below:

I. Cambridge's Securities-related activities are strictly limited to the provision of merger and acquisition advice to sophisticated (mostly institutional) clients. While approved to conduct private placement activities, Cambridge has never provided those services and has no current intention of doing so.

II. Cambridge does not hold, take delivery of take possession or custody of, or otherwise control or hold power of attorney over any securities or cash or any other asset for or on behalf of its clients or any other third party.

III. Cambridge does not act as agent for any third party in the sale or purchase or any security. In providing its advisory services pursuant to its engagement agreements, and otherwise, Cambridge is never empowered to authorize, or otherwise commit its clients or any other third party to, the sale or purchase of any security.

IV. Cambridge does not act as principal or agent in any securities transactions of any kind except to the extent of investing its own undistributed cash in money market accounts, treasury bills or similar short-term fixed income instruments.

Within the scope of the Company's activities as described above we believe that the Company's practices procedures and internal controls were adequate as at December 31, 2004 to meet the SEC's objectives described in Rule 17A-5

Nothing has come to our attention as of December 31, 2004, which would indicate the Company was not in compliance with the exemption from Rule 15c3-3.

Signed_______________ CPA

Dated January 18 2005

New York, New York
January 11, 2005

LESSER, LEFF & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS